

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

Via E-mail
Scott W. McCarthy
President
Bank of America Auto Receivables Securitization, LLC
100 N. Tryon Street
Charlotte, NC 28255

> **Re:** **Bank of America Auto Trust 2010-2**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 27, 2013**
> **File No. 333-165957-01**

Dear Mr. McCarthy:

We have reviewed your response dated May 30, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, Exhibit 33.1

1. We note your response to our prior comment 2 and reissue the comment in substantial part. We note your statement that the material instances of noncompliance identified by Bank of America relate to the transaction covered by this Form 10-K. It is not clear if the material instances of noncompliance related to other transactions as well. To the extent the material instances of non-compliance related to this transaction and other transactions, please tell us the following:
    *   the CIK numbers of the transactions that were impacted;
    *   whether investors who were impacted were notified of the errors and, if so, how they were notified; and
    *   whether corrected investor reports were provided to affected investors and, if necessary, filed as amendments to Forms 10-D.

2. Relatedly, it appears that information regarding the extensions of payment due dates would have been required under Item 1121(a)(11) of Regulation AB (requiring disclosure

on material modifications, extensions or waivers to pool asset terms, fees, penalties or payments during the distribution period or that have cumulatively become material over time). Please tell us your analysis whether the extensions were material or cumulatively material for purposes of this item requirement. In this regard, we note your statement that the failure could have accelerated, delayed, decreased or increase charge-offs. However, this does not provide us with a complete picture with respect to materiality. With a view towards disclosure, please tell us what was the Bank's "specified tolerance of total extensions outside of such guidelines" and the magnitude of Bank of America's noncompliance over the relevant distributions periods (e.g., the number of accounts granted extensions of payment due dates outside of the specified guidelines, the aggregate principal balance of the accounts granted extensions of payment due dates outside of the specified guidelines, and the duration of the noncompliance). If the information regarding the extensions was material (or cumulatively material), please file immediately amended Form 10-Ds for any distribution period in which the form failed to provide the information as required by Item 1121(a)(11).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, you may contact David Beaning at (202) 551-6455 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief